Contact

www.linkedin.com/in/natehecker
(LinkedIn)
ainq.com (Company)

Top Skills

Amazon Web Services (AWS)

Big Data Analytics

HITRUST

Certifications

Level One Sommelier

ITIL Foundation in IT Service
Management

Mirth Certified

LeanIX Certified Enterprise
Architecture Management (EAM)
Practitioner (Level 1)

Nate H.

CEO of Big Idea, Inc.
Philadelphia, Pennsylvania, United States

Summary

As CEO of Big Idea, I'm embarking on an exciting journey to
revolutionize the way we perceive and protect intellectual property in
the digital era. With a strong foundation in healthcare technology and
a track record of designing, building, and launching widely adopted
products and systems, I bring a unique blend of experience to this
transformative role.

Throughout my career, I've been at the forefront of healthcare
technology, serving major US health systems, public health entities,
and national payers. My expertise spans IT Operations, Cloud
Infrastructure, Big Data, Network Management, and Security &
Privacy. My approach emphasizes aligning technology with business
objectives, ensuring compliance and security are at the forefront of
every initiative.

Some of my notable achievements include managing the security
of over 80+ million patient records, pioneering cloud-based
interoperability for Health Information Exchanges, and creating
Philadelphia's first regional population health system, "The Grid."

Now, as the CEO of Big Idea, I'm passionate about bringing
innovation and transformation to the Intellectual Property space.
Our mission is to empower creators, businesses, and enterprises
to safeguard and maximize the value of their ideas, concepts, and
traditional IP.

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Experience

Big Idea, Inc.
Chief Executive Officer
October 2023 - Present (2 months)
Philadelphia, Pennsylvania, United States

Big Idea is revolutionizing the way intellectual assets are protected, shared, and monetized in the digital age. We're building a cutting-edge platform that leverages crypto-graphic ledger technology to empower individuals, businesses, enterprises, law firms, and educational institutions to safeguard their Intellectual Digital Assets (IDEAs). Our mission is to provide the tools and infrastructure needed to enhance data authenticity, promote transparency, and drive innovation while ensuring the privacy and security of intellectual property. Big Idea is your gateway to a future where IDEAs are not just protected but thrive in a trusted, collaborative, and dynamic ecosystem.

PointClickCare
4 years 11 months

Senior Director of Enterprise Architecture
January 2023 - October 2023 (10 months)
Mississauga, Ontario, Canada

Sr. Director, IT Operations and Security
April 2021 - February 2023 (1 year 11 months)
Baltimore, Maryland, United States

Director, IT Operations and Security
December 2018 - April 2021 (2 years 5 months)
Baltimore, Maryland, United States

Audacious Inquiry is a health information technology and policy company that delivers bold solutions for connected healthcare. The company's industry-shaping technology offers efficient and cost-effective solutions for care coordination; their nationally-recognized team-members provide actionable strategic consulting, and their services raise the bar for leveraging health data.

HealthShare Exchange
Technical Operations Manager
March 2016 - December 2018 (2 years 10 months)
Philadelphia, Pennsylvania, United States

HSX is a unique, membership-dues-supported nonprofit formed by the Delaware Valley's hospitals/health systems and healthcare insurers. It makes electronic patient-care information available securely throughout the area's medical system, linking data across hospital systems and healthcare insurers as a service to HSX members and participants.

The HSX platform allows medical centers, insurers, and practice offices to share clinical records to make patient care more informed — by providing patient histories and event notifications throughout the system. Such exchange is part of the health information future for providers, payers, and consumers seeking better, more cost-effective care. It promotes continuity of care, reduces the need to transmit or transport medical information by patients or by fax, and helps to reduce duplicate services.

The five-county region represents the largest and most densely populated healthcare marketplace in the Commonwealth.

Healthjump
Implementation Manager
August 2015 - March 2016 (8 months)
Phoenixville, Pennsylvania, United States

Healthjump (Formally DataTrade Solution) is your connection to the healthcare community and a medical record exchange. Every member of the healthcare community can use one or all of the Healthjump offerings to make a positive impact on better health outcomes. The healthcare community is continuously evolving towards a better way of maintaining the health of the entire population.

Datatrade Solutions Inc.
Health IT Application Lead
August 2012 - September 2015 (3 years 2 months)
Collegeville, PA

Consulted, customized, and supported a wide range of Health IT applications and clinical workflows, which consisted of: EHR systems (NextGen, Allscripts Pro & Aprima), interfaces, SQL databases, patient portals & PACs systems.

H & S Electronics
Manager / IT Specialist
November 2005 - July 2012 (6 years 9 months)
Lancaster, Pennsylvania Area

Maintained small to mid-size company network systems and was IT Support for 50+ end user.

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